NORTH WEST COMPANY FUND



# 2003 THIRD QUARTER REPORT TO UNITHOLDERS



## CONSOLIDATED RESULTS

The North West Company Fund reported a third quarter consolidated sales increase of 4.4% (up 2.6% on a same store basis excluding foreign exchange impact) to $194.0 million compared to $185.8 million in 2002. Third quarter net earnings increased 19.6% to $10.6 million, compared to $8.9 million in 2002. Included in net earnings is an after tax gain of $1.1 million from insurance proceeds received from one of our Alaskan stores destroyed by fire last year. Excluding this gain, net earnings were up 7.3%. The weakening US dollar reduced this quarter's earnings by $372,000. Fully diluted earnings per unit increased 20% to $0.66 per unit compared to $0.55 per unit last year. Fully diluted earnings excluding the net earnings impact of the gain from insurance proceeds were $0.59 per unit, an increase of 7.3% over last year's third quarter.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 14.7% to $20.6 million. Excluding the pre-tax amount of the insurance gain, EBITDA was up 4.5% to 18.8 million. Interest expense decreased to $1.6 million from $1.8 million last year as lower receivable and inventory positions reduced overall borrowings. Income taxes increased $1.0 million in the quarter versus last year due to higher pre-tax earnings in the Canadian and Alaskan operations and the recoveries of Alaska alternative minimum taxes received in the third quarter of 2002.

Year-to-date sales of $565.8 million increased 3.9% (up 3.4% on a same store basis excluding foreign exchange impact) over last year. Trading profit[1] was $51.8 million (down 0.2%) compared to $51.9 million last year. Consolidated earnings were up 3.3% to $25.1 million ($1.56 per unit) compared to $24.3 million ($1.51 per unit) last year. The weakening of the US dollar versus the Canadian dollar reduced the year-to-date net earnings contribution from Alaskan operations by 10.2% or $568,000. The negative impact on earnings per unit for the year, if the Canadian dollar remains in the current $1.30 range, is estimated at approximately $0.05 per unit. The Company's investment in Alaska Commercial Company is hedged by US long-term debt and is not affected by fluctuations in the foreign exchange rate.



## CANADIAN OPERATIONS

Canadian sales for the quarter were mixed, increasing 8.8% (2.4% on a same store basis) to $150.1 million compared to $138.0 million in 2002. Food sales increased 11.0% (5.4% on a same store basis) for the third quarter compared to last year. Northern Canada (Northern and NorthMart banners) food sales delivered a 4.9% gain (4.8% on a same store basis). Sales increases were achieved in all major categories led by tobacco, frozen foods and beverages, which had increases of 9.4%, 8.1% and 7.5% respectively. Other strong performers included meats, chilled foods, commercial bakery and confections.

Canadian general merchandise sales were up 3.3% (-5.4% on a same store basis) in the third quarter, led by Giant Tiger store performance. The general merchandise focus in Northern Canada continues to be on margin management and inventory productivity. Northern Canada general merchandise sales were down 3.5% (-5.7% on a same store basis) compared to a 4.5% gain last year. Price deflation in softline categories and unseasonably warm weather in many of our markets impacted apparel and transportation sales. Big-ticket sales were also challenged by weaker economic conditions in many regions and this has continued to impact our fourth quarter business.

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[1] Trading Profit or EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

Gross profit dollar contribution in the quarter increased 5.5%. Margin rates were down by 100 basis points due to the impact of the Company's Giant Tiger discount stores. Food gross profit dollars grew by 5.7% and general merchandise gross profit dollars increased 4.6%. In Northern Canada stores, our initiative to improve General Merchandise gross profit margins is having a positive impact. Margin rates finished the quarter 110 basis points above the third quarter last year and 85 basis points above this year's second quarter. We expect this improvement to continue, as we achieve the full benefit of changes to our pricing, lower general merchandise markdowns and distribution.

Overall, Canadian trading profit increased 4.5% to $14.5 million from $13.9 million, largely due to improved Northern Canada general merchandise profitability. The gross profit dollars generated from the increased sales were mostly offset by higher operating expenses.

The Company's six Giant Tiger stores achieved planned sales but had lower contribution margin levels in the quarter due to new store opening costs. Same store sales were up 11.9% in the quarter.

## ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company ("AC") sales for the quarter increased 5.4% (3.9% on a same store basis) to $32.0 million compared to $30.4 million in 2002.

AC's retail stores' food sales were up 8.0% (6.0% on a same store basis). General merchandise sales were down 1.4% (-2.6% on a same store basis). The biggest factor affecting sales was the favourable timing of the State of Alaska's Permanent Fund Dividend (PFD) payments. These payments were 28% lower than last year and were expected to have a negative impact on AC's October performance. However, the payments occurred entirely in October this year with no carryover into November. This condensed payment and corresponding selling period offset the smaller PFD amount and helped deliver a strong third quarter for AC. The smaller PFD combined with the effect of warm weather conditions affected sales in November and we expect it will be a drag on AC's fourth quarter results.

Frontier Expeditors ("FE"), AC's wholesale business, sales were up 4.0% in the quarter.

AC's gross profit percentage for the quarter was comparable to 2002. Expenses were tightly managed and were maintained at last year's level despite the additional costs of a new store in Mountain Village, which opened last December.

AC's trading profit increased 68.7% to $4.4 million compared to $2.6 million last year. Included in the quarter's results is a gain of $1.3 million from insurance proceeds received in the quarter for one of our stores destroyed by fire last year. Excluding the gain, trading profit for the quarter increased 18.8%.

## BALANCE SHEET AND CASH FLOW

Assets employed at the end of the third quarter were $414.2 million compared to $424.8 million last year and $418.2 million at the end of January 2003. Cash balances were reduced 4.9% from last year. Accounts receivable balances were down 3.0% or $1.7 million lower than last year but level to last year if the foreign exchange impact is removed. Inventory levels were down by 3.2% or $4.5 million but also level to last year after factoring out the foreign exchange impact. The reduction in our Northern Canada inventory levels has been offset by higher inventories in our Giant Tiger operations due to more stores being opened. Future income taxes have decreased 22.6% to $12.5 million compared to $16.2 million in 2002 as non-capital loss carryforwards are used in 2003. Property and equipment balances decreased 1.4% or $2.7 million due to a lower US to CDN dollar exchange rate used to convert US based assets to Canadian dollars.

Bank advances decreased 4.9% or $1.9 million compared to last year. Compared to January 2003 bank advances increased 31.9% or $9.0 million to finance the capital expenditures, seasonal working capital requirements and lower payables. Accounts payable and accrued expenses decreased 5.0% or $2.4 million from last year due to the foreign exchange impact.

The weighted average units outstanding for the quarter were 15,942,000 compared to 15,954,000 last year.

## UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.39 per unit to unitholders of record on November 15, 2003, distributable on December 15, 2003. The Trustees, as a result of the Declaration of Trust rectification order received February 25, 2003, have also declared a special one-time distribution of $0.34 payable to unitholders of record on December 31, 2003. The payment will be made on or about January 15, 2004. The rectification order corrects inconsistencies between the wording of the Declaration of Trust and the Plan of Arrangement relating to the Fund's accounting and tax administration. The distribution policy will be reviewed in the first quarter of 2004 to determine if distributions will be increased or maintained at the level of $0.39 per unit per quarter. Distributions in 2004 will have a record and payable date at the end of each calendar quarter and will be distributed by the 15th of the following month.

## OTHER HIGHLIGHTS

- The 2003 Giant Tiger rollout schedule was completed as planned with store openings in Edmonton, Alberta on October 25 and Morden, Manitoba on November 7. The Company expects to open six Giant Tiger stores in 2004, beginning with Moose Jaw, Saskatchewan in mid-March.
- Replacement northern stores were opened in St. Michael's, Alaska on September 29 and in Neskantaga (formerly Lansdowne House), Ontario on October 9.
- The Company's new in-store information systems (ISS) were installed in 16 stores in the quarter and 50 stores were linked into a new central credit management system (CMS). A total of 36 stores will be installed on ISS and 100 stores on CMS by fiscal year-end with the balance to be completed in 2004.

On behalf of the Trustees and the Board of Directors:

Ian Sutherland
Chairman

Edward S. Kennedy
President and Chief Executive Officer

December 11, 2003 Winnipeg, Canada

## CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)

| | October 25 2003 | October 26 2002 | January 25 2003 |
|---|---|---|---|
| **ASSETS** | | | |
| Current assets | | | |
| Cash | $ **9,465** | $ 9,950 | $ 10,451 |
| Accounts receivable | **56,896** | 58,645 | 64,762 |
| Inventories | **133,959** | 138,458 | 127,449 |
| Future income taxes | **3,020** | 6,193 | 4,964 |
| Prepaid expenses | **3,337** | 2,491 | 2,274 |
| | **206,677** | 215,737 | 209,900 |
| Property and equipment | **185,491** | 188,173 | 188,194 |
| Future income taxes | **9,515** | 10,014 | 9,322 |
| Other assets | **12,503** | 10,906 | 10,775 |
| | $ **414,186** | $ 424,830 | $ 418,191 |
| **LIABILITIES** | | | |
| Current liabilities | | | |
| Bank advances and short-term notes | $ **37,152** | $ 39,075 | $ 28,157 |
| Accounts payable and accrued | **46,713** | 48,776 | 60,495 |
| Income taxes payable | **1,873** | 1,817 | 1,500 |
| Current portion of long-term debt | **1,759** | 1,808 | 1,843 |
| | **87,497** | 91,476 | 91,995 |
| Long-term debt | **96,067** | 110,780 | 106,812 |
| | **183,564** | 202,256 | 198,807 |
| **EQUITY** | | | |
| Capital | **165,205** | 165,205 | 165,205 |
| Unit purchase loan plan (Note 3) | **(4,108)** | (3,400) | (3,365) |
| Retained earnings | **64,703** | 55,314 | 52,165 |
| Cumulative currency translation adjustments | **4,822** | 5,455 | 5,379 |
| | **230,622** | 222,574 | 219,384 |
| | $ **414,186** | $ 424,830 | $ 418,191 |

See accompanying notes to consolidated financial statements.

## CONSOLIDATED STATEMENTS OF EARNINGS [illegible]
(unaudited, $ in thousands)

| | 13 Weeks Ended October 25 2003 | 13 Weeks Ended October 26 2002 | 39 Weeks Ended October 25 2003 | 39 Weeks Ended October 26 2002 |
|---|---|---|---|---|
| **SALES** | | | | |
| Canadian operations | $ 150,141 | $ 138,043 | $ 439,605 | $ 407,024 |
| Alaskan operations | 43,857 | 47,768 | 126,165 | 137,633 |
| | $ 193,998 | $ 185,811 | $ 565,770 | $ 544,657 |
| Cost of sales, selling and administrative expenses | | | | |
| Canadian operations | $ (135,660) | $ (124,181) | $ (399,835) | $ (364,044) |
| Alaskan operations | (37,752) | (43,676) | (114,131) | (128,707) |
| Net earnings before amortization, interest and income taxes | | | | |
| Canadian operations | 14,481 | 13,862 | 39,770 | 42,980 |
| Alaskan operations | 6,105 | 4,092 | 12,034 | 8,926 |
| Amortization | | | | |
| Canadian operations | (4,624) | (4,558) | (13,768) | (14,224) |
| Alaskan operations | (984) | (935) | (3,045) | (2,741) |
| | 14,978 | 12,461 | 34,991 | 34,941 |
| Interest | (1,591) | (1,817) | (4,761) | (4,926) |
| | 13,387 | 10,644 | 30,230 | 30,015 |
| Provision for income taxes (Note 2) | (2,739) | (1,740) | (5,114) | (5,701) |
| **NET EARNINGS FOR THE PERIOD** | 10,648 | 8,904 | 25,116 | 24,314 |
| Retained earnings, beginning of period | 60,344 | 52,457 | 52,165 | 49,142 |
| Distributions | (6,289) | (6,047) | (12,578) | (18,142) |
| **RETAINED EARNINGS, END OF PERIOD** | $ 64,703 | $ 55,314 | $ 64,703 | $ 55,314 |
| **NET EARNINGS PER UNIT** | | | | |
| Basic | $ 0.67 | $ 0.56 | $ 1.58 | $ 1.52 |
| Diluted | $ 0.66 | $ 0.55 | $ 1.56 | $ 1.51 |
| Weighted Average Number of Units Outstanding (000's) | | | | |
| Basic | 15,942 | 15,954 | 15,943 | 16,027 |
| Diluted | 16,126 | 16,126 | 16,126 | 16,126 |

### NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**1. Accounting Presentations and Disclosures**

These interim financial statements follow the same accounting policies and their methods of application as the 2002 annual financial statements. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the 2002 Annual Report.

**2. Income Taxes**

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company have been recorded in these financial statements as a future income tax asset.

**3. Unit Purchase Loan Plan**

Loans issued to officers to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 212,757 units of the Company with a quoted value at October 25, 2003 of $5,055,000. Loans receivable at October 25, 2003 of $4,108,000 are recorded as a reduction of equity. Additional loans may be made on an annual basis over the next four years. The maximum value of the loans under the plan will not exceed $7,500,000.

**4. Net Identifiable Assets** ($ in thousands)

| | October 25 2003 | October 26 2002 |
|---|---|---|
| Canadian operations | $ 297,991 | $ 289,390 |
| Alaskan operations | 67,609 | 84,847 |

**5. Guarantees**

The Company implemented Accounting Guideline 14 - "Disclosure of Guarantees", issued by the Canadian Institute of Chartered Accountants, which requires a guarantor to disclose in its notes to the consolidated financial statements significant information about guarantees it has provided. The disclosures are required even when the likelihood of the guarantor having to make payment under the guarantee is remote. The Company has provided to third parties the following significant guarantees:

*Director and officer indemnification agreements*

The Company has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Company has purchased director and officers' liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements.

*Other indemnification agreements*

In the normal course of operations, the Company provides indemnification agreements to counterparties for various events such as intellectual property right infringement, loss or damages to property, claims that may arise while providing services, violation of laws or regulations, or as a result of litigation that might be suffered by the counterparties. The terms and nature of these indemnification agreements vary based on the specific contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

**6. Comparative Amounts**

The comparative amounts have been reclassified to conform with the current year's presentation.

**CONSOLIDATED STATEMENTS OF CASH FLOWS**
*(unaudited, $ in thousands)*

| | 13 Weeks Ended October 25 2003 | 13 Weeks Ended October 26 2002 | 39 Weeks Ended October 25 2003 | 39 Weeks Ended October 26 2002 |
|---|---|---|---|---|
| **CASH PROVIDED BY (USED IN)** | | | | |
| **Operating Activities** | | | | |
| Net earnings for the period | $ 10,648 | $ 8,904 | $ 25,116 | $ 24,314 |
| Non-cash items | | | | |
| Amortization | 5,608 | 5,493 | 16,813 | 16,965 |
| Future income taxes | 1,385 | (48) | 1,331 | 1,265 |
| Amortization of deferred financing costs | 47 | (70) | 140 | (693) |
| Gain on disposal of property and equipment | (1,830) | (662) | (2,001) | (794) |
| Cash flow from operations | 15,858 | 13,617 | 41,399 | 41,057 |
| Change in other non-cash items | (6,640) | (1,489) | (13,045) | (7,895) |
| Operating activities | 9,218 | 12,128 | 28,354 | 33,162 |
| **Investing Activities** | | | | |
| Purchase of property and equipment | (11,306) | (4,257) | (21,501) | (12,622) |
| Proceeds from disposal of property and equipment | 2,641 | 1,091 | 2,836 | 1,827 |
| Investing activities | (8,665) | (3,166) | (18,665) | (10,795) |
| **Financing Activities** | | | | |
| Change in bank advances and short-term notes | 7,110 | 10,198 | 9,445 | 12,069 |
| Repayment of long-term debt | (176) | (206) | (510) | (546) |
| Repayment of bonds | - | (112,000) | - | (112,000) |
| Proceeds from issuance of senior notes | - | 100,841 | - | 100,841 |
| Net purchase of units for unit purchase loan plan | (686) | (230) | (743) | (3,400) |
| Deferred financing costs | - | (1,215) | - | (1,215) |
| Distributions | (6,289) | (6,047) | (18,867) | (18,142) |
| Financing activities | (41) | (8,659) | (10,675) | (22,393) |
| **NET CHANGE IN CASH** | 512 | 303 | (986) | (26) |
| Cash, beginning of period | 8,953 | 9,647 | 10,451 | 9,976 |
| **CASH, END OF PERIOD** | $ 9,465 | $ 9,950 | $ 9,465 | $ 9,950 |
| Supplemental disclosure of cash paid for: | | | | |
| Interest expense | $ 362 | $ 3,571 | $ 3,646 | $ 7,951 |
| Income taxes | 1,181 | 1,591 | 3,717 | 5,706 |

See accompanying notes to consolidated financial statements.

NORTH WEST COMPANY FUND
Gibraltar House
77 Main Street
Winnipeg, Manitoba R3C 2R1

Executive Vice-President, CFO & Secretary at
E-mail: lcharriere@northwest.ca
Web Site: www.northwest.ca